Energy Infrastructure Acquisition Corp.
1105 North Market St., Suite 1300
Wilmington, DE 19801

June 10, 2008

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Energy Infrastructure Acquisition Corp.
Registration Statement on Form F-1/F-4 filed on February 12, 2008
Registration No. 333-149193

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), we respectfully request (i) that the Registration Statement filed on Form F-1/F-4 (File No. 333-149193) of Energy Infrastructure Acquisition Corp., together with all exhibits (the “Registration Statement”) be withdrawn, and (ii) the consent of the Securities and Exchange Commission (the “Commission”) to such withdrawal.

The Company’s EDGAR filing agent inadvertently filed the Registration Statement under Energy Infrastructure Acquisition Corp.’s CIK code. The correct registrant on the Registration Statement is Energy Infrastructure Merger Corporation (“Energy Merger”), the Company’s wholly-owned subsidiary, as the Registration Statement serves to register under the Act only shares of Energy Merger. A registration statement covering the shares to be registered by Energy Merger was subsequently filed under the correct CIK code.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

We would appreciate it if you would please provide a facsimile copy of the order consenting to the withdrawal as soon as it is available to the Company’s counsel, Michael Kistler at (212) 656-1526.

If you have any questions or require further information, please contact Michael Kistler at (212) 407-4826.

Very truly yours,

Energy Infrastructure Acquisition Corp.

/s/ Marios Pantazopoulos

Marios Pantazopoulos
Chief Financial Officer